UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10‑K ☒ Form 20‑F ☐ Form 11‑K ☐ Form 10‑Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N‑CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

 __________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of Registrant:	Euro Tech Holdings Company Limited

Former name if applicable:	___________________________________________

Address of principal executive office (street and number):	Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road

City, state and zip code:	Hong Kong, China

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)

he subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c)has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 cannot be filed within the prescribed time period because the compilation and review of its financial statements remains underway and has not yet been completed.

In particular, due to the current lock down of Shanghai, China in response to the recent local outbreak of COVID-19, which started in late March and is ongoing, the working efficiency of the Company’s auditor and certain vendors and customers, who are located in Shanghai, have been adversely affected. As such, the Company and its auditor would need additional time to obtain audit confirmations from vendors and customers and complete the review/audit of the Company’s Annual Report.

The Company is working diligently to try to file the Company’s Annual Report on or before the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Jerry Wong, Chief Financial Officer, FAX: 852-28734887

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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Euro Tech Holdings Company Limited
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 29, 2022	By:	/s/ Jerry Wong
Name: Jerry Wong
Title: Chief Financial Officer

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